CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Semi-Annual Financial Report

June 30, 2003

Crown Investments Corporation of Saskatchewan (CIC), originally known as the Government Finance Office, was established by Order-in-Council 535/47, dated April 2, 1947, and was continued pursuant to the provisions of The Crown Corporations Act, 1993 (the Act), which was proclaimed and came into force on January 1, 1994. CIC is an agent of Her Majesty in Right of the Province of Saskatchewan.

The Act assigns responsibilities to CIC regarding financial and operating investments and provincial Crown Corporations designated as subsidiary Crown corporations of CIC.

MISSION

CIC’s corporate mission has three elements:

  Subsidiary Crown Corporations

  Establishing the strategic direction for subsidiary Crown corporations through effective governance and performance management.

  Asset Management

  Managing prudently a diversified portfolio of commercially viable investments.

  Economic Development and Diversification

  Enhancing Saskatchewan’s long-term economic growth and diversification through investments and Crown corporations.

MINISTER’S MESSAGE

Crown corporations contribute in many ways to making Saskatchewan a good place to live. Their number one job is delivering reliable and affordable utility services to people in all parts of the province. They will continue to do that job well in the years ahead and provide additional benefits that result from public ownership of our utility companies.

Since the people of Saskatchewan own the Crowns, money spent on utilities stays in the province to help develop our economy. Crown corporations have over 9,000 employees and provide good jobs for our young people in head offices and communities throughout the province. They are major customers for over 12,000 Saskatchewan businesses, and they partner with more than 600 local dealers and brokers.

Our public enterprises also support economic development by providing competitive rates and the latest services. SaskTel is a world leader in providing high speed Internet services to rural areas.

This report provides information on the financial performance of our Crown corporations in the first half of 2003.

/s/ Maynard Sonntag

Maynard Sonntag
Minister of Crown Investments Corporation

PRESIDENT’S MESSAGE

This semi-annual report provides information on the financial performance of the Crown sector in the first half of 2003.

CIC’s consolidated net earnings for the first six months of 2003 were $200.2 million compared to $241.4 million for the same period in 2002. Earnings at the four major Crowns were up by $45.1 million and NewGrade’s earnings increased by $18.2 million; but the net earnings are lower because of a non-recurring gain of $111.4 million from the sale of Cameco shares in 2002.

CIC expects to declare a dividend of $200 million to the province’s General Revenue Fund on 2003 earnings. In the last three years CIC has provided a return of $843.3 million to the GRF to support the government’s spending on programs and services.

I am pleased to present this report which indicates that Saskatchewan’s Crown corporations continued to be in a strong financial position in the first half of 2003.

/s/ Frank Hart

Frank Hart
President and CEO

CIC FINANCIAL STATEMENT REPORTING STRUCTURE

CIC’s financial results are presented using three different sets of financial statements. Each set presents CIC’s financial results from a different perspective.

CIC Consolidated financial statements	These financial statements show CIC's results consolidated with those of its subsidiaries.

CIC Non-Consolidated financial statements	These financial statements show the results of activities of CIC as the holding company.

CIC Industrial Interests Inc. (CIC III) Non-Consolidated financial statements	These financial statements show the results of activities that CIC manages through its subsidiary, CIC III

CIC CONSOLIDATED
FINANCIAL STATEMENTS

SUBSIDIARY CROWN CORPORATIONS'
 FINANCIAL STATEMENTS

Include:

  Saskatchewan Power Corporation
  Saskatchewan Telecommunications and Saskatchewan Telecommunications Holding Corporation
  SaskEnergy Incorporated
  Saskatchewan Government Insurance
  Saskatchewan Opportunities Corporation
  Saskatchewan Water Corporation
  Information Services Corporation of Saskatchewan
  Saskatchewan Transportation Company
  Saskatchewan Government Growth Fund Management Corporation
  Saskatchewan Development Fund Corporation

CIC
NON-CONSOLIDATED
 FINANCIAL STATEMENTS

Include:
Revenue/expenses:

  Dividends from subsidiary Crown corporations
  Net interest and operating costs
  Grants paid to subsidiary Crown corporations
  Gain on sale of Cameco shares (February 2002)

Assets/liabilities:

  Equity advances to subsidiary Crown corporations
  Investments in CIC III and NewGrade Energy Inc.
  Debt

CIC III
NON-CONSOLIDATED
 FINANCIAL STATEMENTS

Include:

  Big Sky Farms Inc.
  Canadian Western Bank debenture
  Centennial Foods Partnership
  Foragen Technologies Limited Partnership
  Genex Swine Group Inc.
  HARO Financial Corporation
  Meadow Lake OSB Limited Partnership
  Meadow Lake Pulp Limited Partnership
  Minds Eye Entertainment Ltd.
  Prairie Ventures Fund Limited
  Premium Brands Inc.
  Primaxis Technology Ventures Incorporated
  Saskatchewan Valley Potato Corporation
  Saskferco Products Inc.
  SGI CANADA Insurance Services Ltd.
  Small business loan portfolio
  Western Life Sciences Venture Fund Limited Partnership

FINANCIAL STATEMENTS OVERVIEW

The interim financial statements and accompanying narratives of CIC, its subsidiary Crown corporations, and its wholly-owned share capital subsidiary, CIC III, have been prepared by the management of each corporation. The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The financial statements for each corporation follow the statement format of its year end report. For a complete list of accounting policies followed by each corporation, readers should consult its respective annual report.

This report covers the period January 1, 2003, to June 30, 2003, and includes financial information on CIC (consolidated), CIC (non-consolidated), CIC III, and CIC s subsidiary Crown corporations. Also included in this report is financial information on the Saskatchewan Auto Fund. The Saskatchewan Auto Fund, while not a CIC subsidiary Crown corporation, is included due to its direct administration by Saskatchewan Government Insurance.

FINANCIAL HIGHLIGHTS

In the first half of 2003, net income of the four major commercial Crowns - SaskPower, SaskTel, SaskEnergy, and SGI - increased $45.1 million from the same period last year. SaskPower's net income of $132.0 million to June 30, 2003, was $52.0 million higher than in the first six months of 2002 primarily due to non-cash foreign exchange gain on its United States dollar denominated debt, partially offset by escalating fuel and purchased power costs. SaskTel's net income to June 30, 2003 of $53.4 million decreased $10.1 million compared to the same period last year, primarily due to the impact of regulatory decisions regarding competitor services. SaskEnergy's first half earnings fell $4.0 million to $3.5 million compared to 2002's first half earnings of $7.5 million, primarily due to the cost of natural gas exceeding the rates charged to customers. During the first six months of 2003, SGI's net earnings were $13.9 million, an increase of $7.2 million compared to the first six months of 2002, primarily due to improved underwriting profits.

CIC expects to declare a regular dividend of $200 million to the GRF in 2003.

Since 1999, CIC has provided an aggregate return of $848.8 million, including special dividends and equity repayments, to the GRF to support the government's fiscal objectives. In 2002, CIC made an equity repayment of $181.3 million to the
GRF related to the sale of its remaining Cameco Corporation (Cameco) shares.

CIC's share of earnings from NewGrade Energy Inc. (NewGrade) increased from $0.3 million for the first half of 2002 to $18.5 million for the first six months of
2003, reflecting increased throughputs and improved crude oil differentials. The commodity price for pulp, while remaining low, modestly improved, leading to CIC's share of Meadow Lake Pulp Limited $1.1 million for the first half of 2003 June 30, 2002. High natural gas prices netbacks, resulting in decreased earning CIC's share of Saskferco's loss to June 3 loss of $0.3 million to June 30, 2002.

Consolidated net income was $200.2 million for the first half of 2003 on revenues of $1,951.4 million. During the first six months of 2002, CIC earned $241.4 million on revenues of $1,752.4 million.

Earnings for the first half of 2003 decreased $41.2 million compared to the same period in 2002, mainly due to first half 2002 results reflecting a $111.4 million gain on the sale of CIC's remaining partially offset by increased earnings and NewGrade (up $18.2 million).

The Debt ratio (the ratio of consolidated debt to debt plus equity) was approximately 55 per cent.

Crown Investments Corporation
of Saskatchewan

CONSOLIDATED OPERATING RESULTS

Crown Investments Corporation of Saskatchewan (CIC) is involved in a broad array of industries through various
forms of investment including wholly-
owned subsidiaries and joint ventures, partnerships and loans held either directly by CIC, or through its various
wholly-owned subsidiaries. For the
purposes of the consolidated financial statements and this narrative, CIC
refers to the consolidated entity.	Consolidated net income for the first half of 2003 was $200.2 million compared to $241.4 million for the first half of 2002. The $41.2 million decrease was due mainly to the inclusion in 2002 results of the non-recurring gain of $111.4 million1 from the sale of the Corporation’s remaining interest in Cameco Corporation. This was partially offset by increased earnings from the four major Crowns ($45.1 million) and NewGrade (up $18.2 million).

Earnings from ongoing operations increased by $70.8 million for the first six months of 2003 compared to the first half of 2002. This was due mainly to higher net earnings at SaskPower (up $52.0 million), NewGrade (up $18.2 million), and SGI (up $7.2 million), and reduced losses at ISC (down $4.1 million) and CIC III (down $3.2 million), partially offset by lower earnings from ongoing operations at SaskTel (down $10.1 million) and SaskEnergy (down $4.0 million).

Consolidated revenue of $1,951.4 million increased by $199.0 million during the first six months of 2003 compared with the same period in 2002. Primary factors were:

  NewGrade's revenue grew by $104.4 million due to increased throughputs and improved crude oil differentials;
  SaskPower;s revenue grew $64.9 million in the first half of 2003 compared to the same period in 2002. The increase was due to higher export market sales ($38.0 million) from improved sales volumes and prices, together with an increase in Saskatchewan sales volumes ($25.5 million) to SaskPower’s largest commercial customer group;
  SGI CANADA;s revenue increased $14.2 million due to growth in policies written and increases in premiums on certain product lines; and,
  CIC’s share of revenue in Centennial Foods Limited Partnership grew $13.1 million due mainly to the company opening and reaching full production in its Saskatoon facility.

Consolidated expenses of $1,751.0 million increased $128.2 million for the first six months of 2003 compared to the same period in 2002 mainly due to increased operating expenses at: NewGrade (up $86.2 million) due to increased costs for heavy oil inputs; SaskPower (up $13.2 million) primarily due to increased cost of fuel and purchased power, partially offset by a non-cash foreign exchange gain on its U.S. dollar denominated debt as a result of a stronger Canadian dollar; Centennial Foods (up $12.8 million) due mainly to the costs of opening and operating the Saskatoon facility; and SGI (up $5.9 million) due mainly to increased claims costs and to increased commissions related to premium growth. Interest costs of $9.3 million were down $97.9 million from the same period in 2002 primarily due to foreign exchange gains on U.S. dollar denominated debt held by SaskPower and SaskTel.

Consolidated debt (notes payable plus long-term debt net of sinking funds) decreased by $22.9 million from $3,486.5 million at June 30, 2002 to $3,463.6 million at June 30, 2003. The decline is primarily attributable to decreases at NewGrade (down $26.4 million), SaskTel (down $23.5 million), Saskatchewan Opportunities Corporation (down $20.5 million), partly offset by an increase at SaskPower (up $52.6 million).

OUTLOOK

Consolidated results to the end of 2003 are expected to be lower than in 2002 due mainly to the inclusion of CIC’s non-recurring gain on sale of Cameco shares in 2002. Overall results will be largely dependent on weather conditions, commodity prices for items purchased and sold by CIC, the foreign exchange value of the Canadian dollar, and insurance claim levels.

1CIC Consolidated and CIC Non-Consolidated financial statements are prepared using different accounting policies for investments in share capital corporations (equity versus cost method). As a result, the carrying value of the investment in Cameco, and the resulting gain on sale, differ between CIC Consolidated and CIC Non-Consolidated.

Crown Investments Corporation
of Saskatchewan

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002*
ASSETS
Cash and short-term investments	$348,452	$522,655
Accounts receivable	487,904	490,928
Inventories and prepaid expenses	259,398	235,719
	1,095,754	1,249,302
Long-term investments	973,477	1,006,731
Capital assets	5,419,748	5,331,428
Other assets	377,375	270,299
	$7,866,354	$7,857,760

LIABILITIES AND PROVINCE'S EQUITY
Bank indebtedness	$16,004	$19,634
Accounts payable and accrued liabilities	483,049	511,975
Notes payable	157,849	210,531
Deferred revenue	176,913	160,495
	833,815	902,635
Deferred revenue and other liabilities	625,893	597,656
Long-term debt	3,305,780	3,276,014
	4,765,488	4,776,305

Province of Saskatchewan's Equity
Equity advances	1,181,152	1,181,152
Contributed surplus	2,302	3,651
Reinvested earnings	1,917,412	1,896,652
	3,100,866	3,081,455
	$7,866,354	$7,857,760

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
(thousands of dollars)

	2003	2002
REVENUE
Sales of products and services	$1,923,153	$1,717,667
Investment	9,528	12,570
Other	18,712	22,145
	1,951,393	1,752,382

EXPENSES
Operating costs other than those listed below	1,471,558	1,259,872
Interest	9,335	107,230
Amortization of capital assets	217,716	200,938
Saskatchewan taxes and resource payments	52,376	54,756
	1,750,985	1,622,796

Earnings before the following	200,408	129,586
Future income tax expense	(207)	--
Non-recurring items	--	111,802

NET INCOME	$200,201	$241,388

*  For comparative purposes, certain 2002 balances have been reclassified to conform with the 2003 financial statement presentation.

Crown Investments Corporation
of Saskatchewan

NON-CONSOLIDATED OPERATING RESULTS

Crown Investments
Corporation of
Saskatchewan (CIC) is the
provincial government's holding
corporation for its commercial
Crown operations. CIC has
invested equity in its subsidiary
Crown corporations and collects
dividends from these corporations
based on their profitability. For the
purposes of the non-consolidated
financial statements and this narrative,
CIC refers to the non-consolidated entity.	CIC’s net income for the six months ended June 30, 2003 was $96.8 million compared to $210.5 million for the same period in 2002. The $113.7 million decrease is mainly due to a $125.7 million[2] gain from the sale of CIC s remaining Cameco shares included in 2002 results. This was partially offset by an increase in subsidiary Crown corporation dividends in 2003 of $14.7 million.

The $14.7 million increase in first half dividend revenue is due mainly to higher dividends from SaskPower ($4.2 million) and SaskTel ($10.9 million).

Interest and other revenue decreased by $1.6 million in the first half of 2003 compared to 2002, due to lower cash reserves.

Debt was $15.4 million at June 30, 2003, a $2.4 million reduction compared with June 30, 2002.

During the first six months of 2003, CIC provided $1.4 million to STC in capital and operating grants. CIC also paid $1.4 million to the City of Prince Albert related to environmental clean up on land formerly owned by Saskatchewan Forest Products Corporation.

OUTLOOK

CIC expects to declare a $200 million dividend to the GRF in 2003, as indicated in the Province of Saskatchewan’s 2003-2004 budget. CIC expects overall earnings to be significantly lower in 2003 compared to 2002. In 2002, CIC earnings included a $125.7 million gain on sale of its remaining Cameco shares.

On September 2, 2003, the Government of Saskatchewan announced that CIC III will be established as a distinct organization, Investment Saskatchewan Inc., with an independent Board. CIC’s interest in NewGrade Energy Inc. will also be transferred to this entity.

2  CIC Consolidated and CIC Non-Consolidated financial statements are prepared using different accounting policies for investments in share capital corporations (equity versus cost method). As a result, the carrying value of the investment in Cameco, and the resulting gain on sale, differ between CIC Consolidated and CIC Non-Consolidated.

Crown Investments Corporation
of Saskatchewan

NON-CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002
ASSETS
Cash and short-term investments	$65,618	$271,096
Interest and accounts receivable	600	553
Dividends receivable	60,921	35,564
Equity advances to Crown corporations	1,050,382	1,050,382
Investments in share capital corporations	383,519	365,287
Other assets	786	518
	$1,561,826	$1,723,400

LIABILITIES AND PROVINCE'S EQUITY
Interest and accounts payable	$2,892	$11,179
Long-term debt	15,419	17,807
	18,311	28,986

Province of Saskatchewan's Equity
Equity advances	1,181,152	1,181,152
Reinvested earnings	362,363	513,262
	1,543,515	1,694,414
	$1,561,826	$1,723,400

NON-CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
 (thousands of dollars)

	2003	2002
REVENUE
Dividends	$106,084	$91,407
Interest	2,388	3,950
Other	93	12
	108,565	95,369
EXPENSES
Interest	2,077	3,172
General, administrative and other	6,798	5,316
Grants to STC	1,400	2,000
Amortization of capital assets	78	66
	10,353	10,554

Earnings before the following	98,212	84,815
Non-recurring items	(1,400)	125,714
NET INCOME	$96,812	$210,529

CIC Industrial Interests Inc.

 OPERATING RESULTS

CIC Industrial Interests Inc. (CIC III)
was incorporated in 1979 under
The Business Corporations Act
(Saskatchewan) as a wholly-owned
subsidiary of CIC. CIC III was
created as a vehicle to hold the
province's investments of a commercial
nature which involve some
degree of private ownership.	CIC III had a net loss of $3.3 million for the first six months of 2003 compared to a net loss of $6.4 million for the same period in 2002. The $3.2 million improvement was primarily due to better operating results from its equity accounted investments. Losses from equity investments to June 30, 2003 were $3.9 million, an improvement of $3.3 million compared to losses of $7.2 million in the first six months of 2002.

The first half loss of $1.1 million from CIC III’s investment in Meadow Lake Pulp Limited Partnership (MLPLP) was $4.4 million lower than for the same period in 2002. MLPLP experienced a modest improvement in the commodity price for pulp from the prices experienced in 2002, although overall prices remain low.

During the first six months of 2003, CIC III’s share of Saskferco Products Inc.‘s (Saskferco) loss was $0.6 million, $0.3 million more than its $0.3 million share of losses during the same period in 2002.

CIC III’s loss from Genex Swine Group Inc. (Genex) to June 30, 2003 was $1.2 million, $0.6 million more than its $0.6 million loss to CIC III for the same period in 2002. Effective April 1, 2003, a merger took place which combined the operations of Genex with Hypor, the swine genetics division of Nutreco Holding N.V. CIC III will own 50 per cent of the merged business.

During the first half of 2003, CIC III recorded a loss of $0.3 million from Saskatchewan Valley Potato Corporation (2002 – $0.4 million income); a loss of $0.5 million from Centennial Foods Partnership (2002 –$0.7 million loss); a loss of $0.4 million (2002 – break-even) from Big Sky Farms Inc.; a $0.3 million loss from Foragen Technologies Limited Partnership (2002 – $0.1 million loss); a loss from Western Life Sciences Venture Fund Limited Partnership of $0.1 million (2002 – no operations); and income from Prairie Ventures Fund Limited of $0.3 million (2002 – no operations).

Interest earnings increased $0.6 million to $1.2 million for the first six months of 2003 compared to $0.6 million for the same period in 2002. The increase is due to interest collected from the former Saskatchewan Opportunities Corporation (SOCO) loan portfolio. The portfolio was transferred to CIC III from SOCO on October 9, 2002.

FarmGro Organic Foods Inc. (FarmGro) entered receivership on December 17, 2002. The receiver has completed its work and, as a result, CIC III received $2.3 million from the sale of FarmGro assets. CIC III recorded a $0.5 million loss on dissolution of FarmGro for the period ending June 30, 2003.

During the first six months of 2003, CIC III made investments in Prairie Ventures Fund Limited ($5.0 million), Genex ($2.2 million), and Meadow Lake OSB Limited Partnership (MLOSB) ($3.6 million). MLOSB is progressing on time and on budget, and operations are expected to commence as scheduled this fall. CIC III made further disbursements on existing commitments to MLPLP ($2.0 million), Western Life Sciences Venture Fund Limited Partnership ($1.4 million), and Foragen Technologies Limited Partnership ($1.5 million).

OUTLOOK

The operating results of CIC III are primarily dependent on world commodity prices, particularly for pulp and fertilizer. Continued expected improvement in prices for fertilizer in the results of Saskferco, will have a positive effect. CIC III is projecting positive earnings for the year.

Subsequent to June 30, 2003, Minds Eye Entertainment of Regina received court approval to freeze its outstanding debt to facilitate a financial restructuring. CIC has agreed to provide debtor-in-possession financing of $675 thousand during the restructuring period. On August 18, 2003, CIC announced that it plans to transfer management of its investments under $3 million to two financial management service companies in Saskatchewan.

On September 2, 2003, the Government of Saskatchewan announced that CIC III will be established as a distinct organization, Investment Saskatchewan Inc., with an independent Board. CIC’s interest in NewGrade Energy Inc. will also be transferred to this entity.

CIC Industrial Interests Inc.

NON-CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
 (thousands of dollars)

	2003	2002
ASSETS
Cash	$4	$--
Interest and accounts receivable	4,549	1,547
Debentures and loans receivable	25,055	9,969
Equipment held for sale	--	100
Investment - HARO Financial Corporation	207,029	238,341
Investments - equity basis	316,844	277,229
Investments - cost basis	29,365	27,900
Investments - properties	6,224	5,544
Capital assets	106	--
	$589,176	$560,630

LIABILITIES AND PROVINCE'S EQUITY
Accounts payable	$3,068	$4,402
Due to CIC, without interest	196,244	169,523
	199,312	173,925

Shareholder's Equity
Share capital	340,000	340,000
Reinvested earnings	49,864	46,705
	389,864	386,705
	$589,176	$560,630

NON-CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
 (thousands of dollars)

	2003	2002*
REVENUE
Interest and other	$1,173	$674
Losses from equity investments	(3,879)	(7,193)
(Loss) gain on sale of assets	(548)	106
	(3,254)	(6,413)
EXPENSES
	--	--

NET LOSS	$(3,254)	$(6,413)

* For comparative purposes, certain 2002 balances have been reclassified to conform with the 2003 financial statement presentation.

SaskPower

OPERATING RESULTS

Saskatchewan Power Corporation (SaskPower) is the principal supplier of electricity in Saskatchewan. Through
its province-wide system, SaskPower generates, purchases, transmits, distributes, and sells electricity and related products and services. SaskPower operates three coal thermal generation plants with capacity of 1,653 megawatts (MW), seven hydro plants with capacity of 853 MW, four natural gas turbine plants with a capacity of 539 MW and nine wind turbines with capacity of
6 MW. SaskPower also has 449 MW
of contracted capacity pursuant to long-term power purchase agreements from the
Meridian Cogeneration Station with a
capacity of 210 MW, SunBridge Wind
Power Project with a capacity of
11 MW and the Cory Cogeneration Station with a capacity of 228 MW. SaskPower maintains more than 152,000 kilometers of power lines. SaskPower has approximately 2,350 permanent full-time employees, serving approximately 434,000 customers
in an area covering more than a half-million square kilometers.	Net income before earnings from equity investments and foreign exchange gains was $30.8 million for the first half of 2003 compared to $45.3 million for the first half of 2002. The decrease was due primarily to an increase in fuel and purchased power costs. Net income including equity investments and foreign exchange gains was $132.0 million compared to $80.0 million for the first half of 2002. This improvement in earnings is due to a foreign exchange gain on SaskPower’s U.S. dollar denominated debt as a result of a stronger Canadian dollar.

To June 30, 2003, revenue of $616.2 million was up $64.9 million compared to the same period in 2002. Export sales were up $38.0 million due to higher sales volumes and prices. Saskatchewan electric sales were up $25.5 million due mainly to increased sales to SaskPower’s largest commercial customer group.

During the first half of 2003, SaskPower’s expenses of $585.4 million were up $79.4 million from the first half of 2002 largely due to the increased cost of fuel and purchased power. Fuel and purchased power costs of $251.9 million were up $62.4 million due to higher natural gas prices and increased generation required to source additional electricity sales. The average natural gas cost for the first half of 2003 was nearly double that for the first half of 2002.

For the first half of 2003, there was a foreign exchange gain of $100.8 million, up $66.2 million from the first half of 2002. SaskPower’s United States denominated debt totalled $619 million. The $100.8 million gain was due to the appreciation of the Canadian dollar from US$0.6331 to US$0.7378 over the first six months of 2003.

 OUTLOOK

Earnings for 2003 are expected to be similar to 2002 despite higher fuel and purchased power costs largely as a result of the strength of the Canadian dollar. However, income excluding foreign exchange gains is expected to be significantly lower than 2002 due primarily to an increase in natural gas prices. Export markets, volatile natural gas prices, and foreign exchange rates will impact SaskPower’s net income in the latter half of 2003.

The $80 million rebuild of the 300 MW Unit #6 coal plant at the Boundary Dam Power station near Estevan is forecast to be completed this summer. The work will add 20 to 25 years to the life of Unit #6, one of the lowest cost suppliers of electricity in SaskPower’s system. SaskPower is also expanding the Cypress Wind Power Facility near Gull Lake through the addition of new wind turbines to meet customer demand for Green Power, and has also committed to add a further 150 MW of wind generation on a joint venture basis over the next few years. These environmentally progressive projects support SaskPower’s commitment to environmental responsibility.

SaskPower

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
 (thousands of dollars)

	2003	2002
ASSETS
Cash and short-term investments	$167,758	$164,852
Accounts receivable	145,133	141,602
Materials, fuel and supplies	111,063	103,239
Other assets	67,492	63,292
Property, plant and equipment	3,212,403	3,102,144
	$3,703,849	$3,575,129
LIABILITIES AND PROVINCE'S EQUITY
Accounts payable	$223,743	$236,063
Long-term debt due within one year	169,682	35,089
Other liabilities	301,440	305,088
Long-term debt	1,741,468	1,823,465
	2,436,333	2,399,705
Province of Saskatchewan's Equity
Equity advances	659,993	659,993
Reinvested earnings	607,523	515,431
	1,267,516	1,175,424
	$3,703,849	$3,575,129

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
 (thousands of dollars)

	2003	2002*
REVENUE
Domestic	$553,500	$528,047
Exports	51,638	13,682
Other	11,077	9,563
	616,215	551,292
EXPENSES
Fuel and purchased power	251,879	189,463
Operating, maintenance and administration	150,406	142,417
Depreciation and site restoration	94,770	87,138
Taxes	13,412	13,091
Finance charges	74,930	73,849
	585,397	505,958
Net income before the following	30,818	45,334
Earnings from equity investments	295	--
Foreign exchange gain	100,844	34,617

NET INCOME	$131,957	$79,951

* For comparative purposes, certain 2002 balances have been reclassified to conform with the 2003 financial statement presentation.

SaskTel

Saskatchewan Telecommunications
Holding Corporation (the Corporation) is Saskatchewan's leading full service communications company providing voice, data, internet, entertainment, web-hosting, text, and services over a digital network. Through interconnection agreements, the Corporation is part of the national and global communications network.

The Corporation also diversifies to build
value for the future. Saskatchewan Telecommunications International Inc.
markets the Corporation's advanced technological and software solutions to clients around the world. Direct West Publishing Partnership provides directories (print and online) and continues to add new multimedia products and services. The Corporation also has investments in companies that provide communication
and entertainment for the healthcare
industry, remote security monitoring,
load monitoring and curtailment services
for the energy sector, wireless point of sale, broadband internet streaming system, pawnshop transaction tracking, and telecommunications products and services outside the Corporation's traditional
territory.	OPERATING RESULTS

Net income for the six months ending June 30, 2003 was $53.4 million, a decrease of $10.1 million from the same period in 2002. This decrease is due to reduced revenues as a result of Canadian Radio-television and Telecommunications Commission (CRTC) decisions related to competitor services ($12.4 million), higher salaries and benefits, higher depreciation and amortization, partially offset by increased net revenues from subsidiaries and foreign exchange gains as a result of a strengthening Canadian dollar.

Total operating revenues to June 30, 2003 were $439.6 million, an increase of $0.8 million over the first half of 2002. The increase in telephony revenue from Navigata, growth in cellular, internet, entertainment and enhanced services revenues offset the decreases in revenues as a result of the above CRTC decisions and reduced long distance rates.

Operating expenses of $305.0 million for the first six months of 2003 increased $19.2 million compared to the same period in 2002, mainly because of increased spending in Navigata, Mobility, and SecurTek to support growth, increased salary, and benefits, and decreased pension income. Contribution and carrier services costs of $7.4 million decreased $3.3 million as a result of rate decreases for domestic and international carriage.

Interest and related costs for the first half of 2003 were $15.8 million compared with $15.5 million in 2002. Interest expenses were in line with the first half of 2002. Lower losses from equity investments and higher sinking fund earnings were experienced in 2003 while a $4.6 million gain was recorded in 2002 resulting from the termination of a cross-currency swap.

Significant events and major initiatives undertaken during the first six months of 2003 were:

  SaskTel announced that it expects to complete the two-year plan to expand its High Speed Internet service ahead of schedule by September 2003. By June 30, 131 of the 191 planned communities had High Speed Internet. When this latest plan is complete, about 74 per cent of Saskatchewan’s population will have access to the High Speed Internet service;
  SaskTel International announced it was awarded a $2.3 million contract with TDS Telecommunications Corporation of Madison, Wisconsin to provide its Martens and Magic software to several more locations in the United States and a $2.1 million deal with Tanzania Telecommunication Company to complete a network infrastructure project in Tanzania; and,
  SaskTel Mobility, a division of SaskTel, expanded its digital cellular network to a number of Saskatchewan communities including many which previously did not have cellular coverage. Included in the cellular expansion plan is the introduction of the next generation of wireless data technology, called 1xRTT, in Regina and Saskatoon. By year end, 94 per cent of the Saskatchewan population will be covered by digital service.

SaskTel invested $0.45 million in Soft Tracks Enterprises Ltd., increasing its equity position from 19.5 per cent to 20.5 per cent. In addition, SaskTel invested $0.9 million in Retx Inc., increasing its equity position from 90 per cent to 91 per cent.

OUTLOOK

2003 net operating revenue is expected to be moderately lower than 2002. Reduced revenues from Wireline resulting from regulatory action which continues to favour competitors will be offset by increased revenue from diversification. Expenses will also increase to support growth. SaskTel will continue to focus on cost containment and diversification. On an overall basis, external investments continue to add value; however, additional write down of investments may be required to adhere to increasingly stringent application of accounting value impairment tests.

SaskTel

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002*
ASSETS
Current assets	$179,034	$145,499
Property, plant and equipment	922,896	924,726
Other assets	115,335	97,514
Investments	21,833	78,032
	$1,239,098	$1,245,771
LIABILITIES AND PROVINCE'S EQUITY
Current liabilities	$176,576	$137,331
Long-term debt	404,403	435,750
Other liabilities	837	606
	581,816	573,687
Province of Saskatchewan's Equity
Equity advance	250,000	250,000
Reinvested earnings	407,282	422,084
	657,282	672,084
	$1,239,098	$1,245,771

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
 (thousands of dollars)

	2003	2002*
REVENUE	$439,605	$438,847

EXPENSES
Operating expenses	304,971	285,739
Contribution and carrier costs	7,406	10,695
Depreciation and amortization	76,839	69,842
	389,216	366,276

Net operating revenues	50,389	72,571
Non-controlling interest	257	--
Interest and related costs	(15,779)	(15,456)

Net income before foreign exchange gain	34,867	57,115
Foreign exchange gain	18,531	6,406

NET INCOME	$53,398	$63,521

* For comparative purposes, certain 2002 balances have been reclassified to conform with the 2003 financial statement presentation.

SaskEnergy

SaskEnergy Incorporated (SaskEnergy)
is a natural gas utility that provides
natural gas and related services to
residential, farm, commercial and
industrial customers in Saskatchewan. SaskEnergy serves approximately 323,000 customers in Saskatchewan. TransGas is SaskEnergy's wholly-owned natural gas transmission and storage company.
SaskEnergy and TransGas have
approximately 820 full-time permanent employees in 56 communities across the province.	OPERATING RESULTS

Consolidated net income was $3.5 million for the first six months of 2003, compared to $7.5 million for the first half of 2002, a decrease of $4.0 million. The revenue shortfall from commodity sales was $36.0 million, $17.4 million higher than for the first half of 2002. This was partially offset by higher net earnings from operations of $13.4 million.

Delivery revenue for the first half of 2003 was $93.8 million, an increase of $0.7 million compared to the same period in 2002, as winter weather in 2003 was marginally colder than in 2002. Transportation and storage revenue was $39.7 million to June 30, 2003, $5.1 million greater than for the first six months of 2002. Increased transportation revenue was primarily derived from the recently developed Shackleton area north of Swift Current.

First half net sales from gas marketing, relating to volumes withdrawn from certain storage facilities in west-central Saskatchewan, were $10.1 million higher than for the same period in 2002. Other revenue was $3.3 million to June 30, 2003, up $1.4 million compared to the same period last year. This increase was the result of additional revenue from a royalty interest, primarily due to higher natural gas prices.

Operating and maintenance expenses of $57.1 million in the first half of 2003 were $1.5 million higher than in the first half of 2002 primarily due to increased cost of natural gas purchased for internal usage, higher third-party natural gas transportation costs and escalating insurance premiums.

The amortization of capital assets was $1.2 million higher than for the first half of 2002 due to a larger capital asset base, primarily related to the transmission and distribution pipeline systems. Saskatchewan taxes and royalties paid in the first six months of 2003 increased by $1.5 million compared to the same period in 2002. Royalty expenses increased as a result of higher natural gas prices.

The $36.0 million revenue shortfall from commodity sales in the first half of 2003 was due to market prices paid for natural gas exceeding the commodity selling price. On May 1, 2003, an interim increase to commodity rates was implemented to reflect higher natural gas purchase prices and to commence recovery of the Gas Cost Variance Account (GCVA)3. The interim rate increase was reviewed by the Saskatchewan Rate Review Panel and its recommendations were presented to the Provincial Cabinet on June 27, 2003. On July 22, 2003, Cabinet approved an increase to commodity rates that averaged 18 per cent for residential customers.

In June 2003, SaskEnergy International Incorporated increased its equity interest in Igasamex USA, LTD. from 12.4 per cent to 40.1 per cent.

OUTLOOK

While overall earnings are expected to be significantly higher for 2003 than for 2002, major deviations from normal winter weather patterns and variations in natural gas prices could cause significant changes to SaskEnergy’s overall financial outlook for the remainder of 2003.

SaskEnergy owns 50.1 per cent of Heritage Gas Limited (Heritage Gas). During 2002, Heritage Gas filed a formal application with the Nova Scotia Utility and Review Board in order to obtain the natural gas distribution franchise for a region of Nova Scotia. In February 2003, the franchise was awarded to and accepted by Heritage Gas.

3  The GCVA was established to accumulate the differences between the commodity cost charged to customers, which is based on the forecast cost of natural gas sold, and the actual cost of gas sold. The purpose of the GCVA is to ensure that customers ultimately pay only actual costs for the commodity. In accordance with current accounting methods, the change in the balance of the GCVA over a reporting period either increases or decreases earnings.

SaskEnergy

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002
ASSETS
Accounts receivable	$88,381	$91,626
Prepaid expenses	--	15,200
Inventories of supplies	6,711	5,593
Natural gas in storage for resale	82,340	63,396
Capital assets (net)	1,019,282	1,011,103
Natural gas in storage (operations)	27,675	29,396
Investments and other assets	35,544	28,359
	$1,259,933	$1,244,673
LIABILITIES AND PROVINCE'S EQUITY
Short-term debt	$94,044	$134,458
Accounts payable	96,261	97,749
Customer capital contributions	108,632	100,496
Long-term debt	666,497	621,620
	965,434	954,323
Province of Saskatchewan's Equity
Equity advances	71,531	71,531
Foreign currency adjustment	(2,100)	(1,009)
Retained earnings	225,068	219,828
	294,499	290,350
	$1,259,933	$1,244,673

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
 (thousands of dollars)

	2003	2002
REVENUE
Delivery revenue	$93,787	$93,109
Transportation and storage	39,725	34,594
Revenue collected for municipalities	15,719	14,350
Net sales from gas marketing	16,328	6,225
Other	3,260	1,851
	168,819	150,129

EXPENSES
Operating and maintenance	57,132	55,635
Interest	25,794	26,104
Amortization of capital assets	25,523	24,358
Payments to municipalities	15,719	14,350
Saskatchewan taxes and royalties	5,201	3,672
	129,369	124,119
Net earnings from operations before the following	39,450	26,010

Commodity revenue	202,289	213,975
Cost of gas sold	238,247	232,478
Net loss from commodity sales	(35,958)	(18,503)

NET INCOME	$3,492	$7,507

SGI
CANADA

Saskatchewan Government Insurance,
under the trade name SGI CANADA,
conducts a competitive property and
casualty insurance business that offers
home, tenant, farm, automobile
extension, and commercial coverages.
SGI also administers the Saskatchewan
Auto Fund, the province's mandatory
auto insurance program. SGI CANADA Insurance Services Ltd. (SCISL) is a subsidiary of SGI that sells insurance
in other provinces. SCISL owns 100%
of Coachman Insurance Company
(Coachman), which operates in Ontario,
and 75% of the Insurance Company of
Prince Edward Island, a Prince Edward
Island licensed property and casualty
insurer. SGI employs 1,500 people
and operates 20 claims centers and
five salvage centers across Saskatchewan.	OPERATING RESULTS

SGI CANADA’s consolidated net income for the first six months of 2003 was $13.9 million, $7.2 million more than for the comparable time period last year. The increased income was a result of an improvement in underwriting operations. Underwriting profit was $5.4 million in the first half of 2003 versus an underwriting loss of $2.2 million for the same period in 2002.

Premiums written totalled $112.8 million in the first half of 2003 compared to $106.8 million last year, an increase of $6.0 million. Premium rates across Canada are increasing after many years of aggressive competition in the property and casualty industry, which led to significant underpricing of insurance products. SGI CANADA’s growth in premiums is from a combination of policy growth and rate increases on some products.

Claims and expenses were $110.3 million to June 30, 2003, a $5.9 million increase from the same period last year. Commissions and premium taxes increased due to growth in the premium base. Administrative expenses were slightly lower than the same time period last year.

Investment earnings in 2003 to the end of June were $8.7 million, slightly higher than last year’s six-month total of $8.0 million. While investment returns are improving, they are still significantly lower than they have been in recent years, primarily due to weak capital markets.

SGI CANADA, through SCISL, provided $9.4 million to Coachman to address undercapitalization and comply with regulatory requirements.

OUTLOOK

Results are expected to be significantly better for 2003 than for 2002. Underwriting operations for SGI CANADA and its subsidiaries are expected to continue to improve for the remainder of 2003 due to the strengthening of pricing that is occurring across Canada in the property and casualty industry. A major factor that could negatively impact underwriting operations for SGI CANADA is weather, as major summer storms can significantly impact claim costs.

SGI
CANADA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
 (thousands of dollars)

	2003	2002
ASSETS
Cash and treasury bills	$35,159	$26,383
Accounts receivable	67,631	77,695
Deferred policy acquisition costs	29,138	27,385
Unpaid claims recoverable from reinsurers	31,708	19,952
Reinsurers' share of unearned premiums	9,973	8,532
Investments	276,823	257,189
Net investment in capital lease	3,133	3,389
Capital assets	10,716	12,132
Other assets	1,045	5,388
	$465,326	$438,045

LIABILITIES AND PROVINCE'S EQUITY
Accounts payable and accrued charges	$12,967	$21,488
Premium taxes payable	5,481	4,859
Amounts due to reinsurers	6,628	5,060
Provision for unpaid claims	212,324	185,524
Unearned reinsurance commissions	1,432	1,269
Unearned premiums	128,242	118,933
	367,074	337,133
Non-Controlling Interest	1,950	4,298
	369,024	341,431

Province of Saskatchewan's Equity
Equity advances	55,000	55,000
Retained earnings	41,302	41,614
	96,302	96,614
	$465,326	$438,045

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
 (thousands of dollars)

	2003	2002*
Premiums written	$112,755	$106,788
Premiums earned	$115,688	$102,168
Claims incurred	68,165	66,004
Commissions	22,048	19,354
Premium taxes	5,598	4,942
Administrative expenses	13,863	14,121
Facility Association participation	583	(23)
	110,257	104,398
Underwriting profit (loss)	5,431	(2,230)
Investment earnings	8,682	7,999
Net income, before the following	14,113	5,769
Income taxes and non-controlling interest	262	(858)
NET INCOME	$13,851	$6,627

* For comparative purposes, certain 2002 balances have been reclassified to conform with the 2003 financial statement presentation.

SOCO

Saskatchewan
Opportunities Corporation
(SOCO) supports economic growth
and job creation through infrastructure
that supports the development
of business. The infrastructure consists
of Saskatchewan's Research Parks,
Innovation Place in Saskatoon and
Regina Research Park in Regina.

On March 27, 2002, the Minister of
Finance for the Province of Saskatchewan, through release of the 2002-03 fiscal budget, announced the Province's
intention to wind down the operations
of SOCO. At that time, it was announced
that SOCO's Investment Division would
be transferred to CIC Industrial Interests
Inc., a wholly owned subsidiary of CIC.
This transfer occurred in October 2002
and is accounted for as Discontinued Operations. As at June 30, 2003, no
formal plan of disposition had been
approved for SOCO's Research Parks
Division. As such, these financial
statements are prepared on the assumption
that SOCO is a going concern.

SOCO employs 58 permanent
employees in Saskatchewan.	OPERATING RESULTS

SOCO reported a $0.4 million net loss in the first six months of 2003, compared to net income of $0.2 million for the first six months of 2002. During the first half of 2002, SOCO’s Investment Division contributed $0.5 million to net income. The Investment Division’s operations were transferred to CIC in October 2002.

Revenues were $12.3 million for the first six months of 2003, $0.7 million higher than during the same period in 2002 primarily due to a $0.8 million increase in operating grants from the General Revenue Fund to correspond with SOCO’s increased operating expenses during the first half of 2003. Research and Development Park revenues of $9.3 million have not changed significantly from prior year first half revenues of $9.4 million.

Expenses were $12.7 million for the first six months of 2003, $0.8 million higher than for the first half of 2002. Higher interest rates and debt levels resulted in an increase in interest expense of $0.3 million. Research and Development Park operating expenses increased $0.2 million due to general cost increases. Amortization increased $0.2 million due to 2002 capital asset expenditures.

SOCO had total assets of $145.2 million at June 30, 2003, a decrease of $22.3 million relative to June 30, 2002. The decrease was primarily due to the transfer of SOCO’s $19.9 million investment portfolio to CIC during the second half of 2002.

OUTLOOK

SOCO anticipates continued development of research park assets, consistent with its mandate to encourage economic growth in Saskatchewan. Construction is expected to begin on the Saskatchewan Forest Centre Building in Prince Albert before the end of 2003.

The 2003 fiscal year will mark the third full year of operation for the Regina Research Park. The Regina Research Park is fully leased. Innovation Place is experiencing an increase in occupancy rates after a period of slow growth for the park. The two research parks together generate more than $390 million in annual economic activity within the province. Innovation Place and the Regina Research Park are home to approximately 140 tenants employing 2,500 people.

SOCO

STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
 (thousands of dollars)

	2003	2002*
ASSETS
Cash and short-term investments	$2,090	$(553)
Accounts receivable and prepaid items	3,371	5,059
Investments	119	119
Capital assets	139,647	143,026
Assets of discontinued operations	--	19,898
	$145,227	$167,549
LIABILITIES AND PROVINCE'S EQUITY
Accounts payable and accrued liabilities	$2,779	$2,696
Notes payable	15,800	13,700
Long-term debt	125,516	126,569
Liabilities of discontinued operations	--	21,467
	144,095	164,432
Province of Saskatchewan's Equity
Retained earnings	1,132	3,117
	$145,227	$167,549

STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
 (thousands of dollars)

	2003	2002*
REVENUE
Research and development park	$9,295	$9,379
Operating grants from the General Revenue Fund	3,035	2,234
	12,330	11,613
EXPENSES
Operating and administration	1,364	1,310
Interest	3,729	3,432
Research and development park operations	5,631	5,404
Amortization	2,007	1,807
	12,731	11,953

Loss from continuing operations	(401)	(340)
Income from discontinued operations	--	551
NET (LOSS) INCOME	$(401)	$211

* For comparative purposes, certain 2002 balances have been reclassified to conform with the 2003 financial statement presentation.

SaskWater

SaskWater is a commercial
Crown corporation providing
water and wastewater solutions
to Saskatchewan communities
and industries. SaskWater works
in partnership with communities
and the private sector to design,
build, operate, and on occasion,
own drinking and wastewater
treatment systems. SaskWater
also operates the province's
major irrigation infrastructure:
the Luck Lake, Riverhurst
and Macrorie Irrigation Districts
and the headworks for the
South Saskatchewan Irrigation District #1.

The new SaskWater was established
October 1, 2002 with the
proclamation of The Saskatchewan
Water Corporation Act (2002) (Act).
As a result of this Act,
all water resource management
activities were transferred to
the Saskatchewan Watershed Authority.	OPERATING RESULTS

SaskWater incurred a loss of $1.1 million in the first six months of 2003 compared to earnings of $0.2 million for the same period in 2002. The $1.3 million decrease is primarily attributable to costs associated with overhead that, in prior years were allocated to water resource management activities (discontinued operations in 2002).

Revenues of $7.5 million for the first six months of 2003 increased by $1.1 million from the first half of 2002 due primarily to increased water sales. Total expenses to June 30, 2003 were $8.6 million, $2.4 million higher than the comparable period in 2002 primarily due to the allocation of overhead expenses that were not included as utility specific expenses in prior years.

Significant business initiatives undertaken in the first six months of 2003 include:
  expansion of the Melfort regional water supply system to the community of Star City and the Star City Hutterite Colony;
  expansion of the Wakaw-Humboldt regional water supply system to Cudworth;
  establishment of total quality water management agreements (these agreements can include project management, contracted operation and maintenance of water treatment operations, water system audits, operator training and emergency planning) with Bruno, Halbrite and Paynton;
  SaskWater, through project management agreements, managed reviews of regional pipeline opportunities on behalf of proponents of the proposed Kindersley and Rosetown regional water supply systems; and, the communities of Balgonie, White City, and Pilot Butte approached SaskWater for a proposal to develop a Regina East treated water supply system.

OUTLOOK

SaskWater is forecasting an operating loss for 2003 due to start-up costs of implementing the new mandate.

SaskWater’s major initiatives and strategies for the year focus on growing its core business lines of supplying treated and untreated water in bulk to industry and municipalities, regional water treatment system operations and total water quality management services and consulting services to municipalities.

SaskWater expects a number of initiatives to move forward in the last half of 2003. These include:

  further investigation into the proposed Regina East treated water supply system and preparation of a development plan;
  development of a Fort Qu'Appelle regional wastewater treatment system;
  managing construction and operation of a Meota area regional drinking water supply system; and, providing total quality management services to a number of Saskatoon area communities.

SaskWater

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002
ASSETS
Cash and short-term investments	$(151)	$252
Accounts receivable	2,802	4,723
Current portion of long-term accounts receivable	9	62
Inventory, prepaid expenses and supplies	175	292
Long-term accounts receivable	81	640
Fixed assets	64,761	64,036
	$67,677	$70,005
LIABILITIES AND PROVINCE'S EQUITY
Accounts payable and accrued liabilities	$1,949	$4,517
Notes payable	10,027	6,077
Deferred funding	--	502
Current portion of long-term debt	714	669
Deferred revenue and prepayments	3,270	4,937
Long-term debt	38,278	34,986
	54,238	51,688
Province of Saskatchewan's Equity
Equity advance	700	700
Contributed surplus	1,346	1,611
Retained earnings	11,393	16,006
	$67,677	$70,005

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
(thousands of dollars)

	2003	2002*
REVENUE
Water	$6,938	$5,878
Interest	8	5
Other	547	461
	7,493	6,344
EXPENSES
Operations	5,419	3,302
Amortization of capital assets	1,382	1,182
Interest	1,798	1,728
	8,599	6,212
(Loss) income from continuing operations	(1,106)	132
Income from discontinued operations	--	82
NET (LOSS) INCOME	$(1,106)	$214

* For comparative purposes, certain 2002 balances have been reclassified to conform with the 2003 financial statement presentation.

Information Services Corporation

Information Services
Corporation of Saskatchewan
(ISC) was established on
January 1, 2000 with a goal
to create a one-stop source
for all land titles, provincial
survey, mapping and Geographic
Information System (GIS) needs.
The mandate was to integrate
all these previously separate
functions, to automate with
24 hour, seven-day-a-week
Internet access and to develop
and maintain an administration
and delivery system that meets
the needs of its customers. To
make this vision a reality,
the Land Titles Automated
Network Delivery (LAND)
System was developed.

In addition to providing
the public with an improved
land registration system,
ISC also operates the Personal
Property Registry (PPR).	OPERATING RESULTS

ISC’s loss for the first half of 2003 was $5.1 million, compared to a loss of $9.1 million in the first half of 2002. The 2003 year-to-date loss resulted from one-time initiatives being undertaken to improve customer service across all product lines and to make ISC more efficient, as well as from significant amortization costs.

Revenues of $17.3 million for the first half of 2003 were $3.6 million higher than revenues of $13.7 million for the first half of 2002. The increase is primarily due to full implementation of the LAND system, a revised fee model, an increase in the activity in the commercial market, and an increase in Geomatics revenues due to two new projects in 2003.

Expenses to June 30 of $19.5 million increased $2.5 million over the same period in 2002. This was primarily due to increases in amortization ($0.7 million), interest costs ($0.5 million), and salaries and benefits ($0.9 million). ISC undertook significant initiatives to improve operations, including achieving a three-day turnaround time for most types of title transactions. These increased expenditures were partially offset by reductions in technology, advertising, and travel costs.

Debt of $65.9 million at June 30, 2003 increased $3.9 million compared to a year earlier due to system conversion costs associated with the LAND project and funding of the payment to the General Revenue Fund for the first quarter of 2003.

At June 30, 2002, the LAND project had been launched in six of the eight old land districts in Saskatchewan. Full province-wide implementation and the creation of one decentralized Land Registration District were completed in the second half of 2002. In April 2003, ISC reached a significant milestone in its LAND Project implementation with the substantial completion of title conversion. As at June 30, 2003, $57.7 million had been invested in the LAND project.

Previous to the transfer of land title functions to ISC, a portion of revenues related to the land titles search and registration and personal property registry were paid to the GRF. ISC continued this practice by remitting payments to the GRF of $2.9 million per quarter up until April 1, 2003, when this requirement was suspended.

OUTLOOK

ISC expects 2003 results to be better than for 2002. 2003 financial results will be affected by the level of land titles searches and registrations, and by the level of one-time initiatives undertaken to achieve the business goals. ISC received grants totaling $14.3 million from CIC in fiscal 2002; no grants from CIC are projected to be necessary in fiscal 2003.

ISC is on track to complete GIS conversion by December 2003. The completion of implementation milestones allows ISC to focus on customer service and system ease of use. ISC has established five key business goals for 2003: achieving profitability in the fourth quarter; improving customer service; growing its revenue; improving organizational effectiveness; and, increasing the reliability and integrity of the LAND Registry System.

Information Services Corporation

STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002
ASSETS
Cash	$3,303	$2,588
Accounts receivable	2,368	5,449
Inventory and prepaid expenses	495	622
Work in progress	98	91
Deferred expenses	169	218
Fixed assets	52,060	51,013
	$58,493	$59,981
LIABILITIES AND PROVINCE'S EQUITY
Accounts payable and accrued liabilities	$6,108	$9,342
Notes payable	35,880	31,987
Long-term liabilities	30,000	30,000
	71,988	71,329
Province of Saskatchewan's Equity
Contributed surplus	3,007	3,007
Equity advance	12,000	12,000
Deficit	(28,502)	(26,355)
	$58,493	$59,981

STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
(thousands of dollars)

	2003	2002
REVENUE
Search and registration fees	$16,409	$13,030
Geomatics revenue	871	430
Other revenue	54	233
	17,334	13,693

EXPENSES
Salaries and benefits	8,667	7,768
Operating expenses	4,693	5,342
Transitional expenditures	1,594	--
Amortization	4,516	3,863
	19,470	16,973
LOSS FROM OPERATIONS	(2,136)	(3,280)

Payment to the General Revenue Fund	(2,925)	(5,850)
NET LOSS	$(5,061)	$(9,130)

STC
The Bus Company

Saskatchewan Transportation
Company (STC) is a common bus
carrier providing passenger
transportation, parcel express
and freight services
throughout Saskatchewan. STC
owns and operates terminals
in Regina, Saskatoon and Prince
Albert. It serves 275 communities
in the province, servicing
more than 3.2 million miles each
year. STC has 234 employees.	OPERATING RESULTS

STC’s net loss was $1.5 million to June 30, 2003, after an operating grant from CIC of $0.8 million and recognition of capital grant revenue of $0.4 million. The loss from operations of $2.7 million was $0.3 million higher than during the same period in 2002, primarily due to an increase in expenses which outpaced revenue growth.

Revenues of $6.3 million were up $0.2 million from the first half of 2002. Passenger revenues increased slightly due to a rate restructuring in the fall of 2002. Freight revenues also increased due to a rate restructuring in the spring of 2003.

Operating expenses of $6.8 million increased $0.3 million compared to the first six months of 2002, primarily due to higher wage costs and fuel prices.

In the first half of the year, STC examined options for dealing with the significant issues impacting its Regina facilities. These issues include depot accessibility, fire safety concerns, and structural issues at the Regina garage. A number of engineering and other studies were undertaken, and the company continues to deal with these issues.

OUTLOOK

The first half of the year saw a slight increase in the company’s revenues on both the passenger and express side. This trend is expected to continue in the second half of the year. Management will explore strategies designed to grow the company’s passenger and parcel express services.

STC
The Bus Company

STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002
ASSETS
Cash and short-term investments	$542	$440
Accounts receivable	1,236	1,080
Inventories	328	327
Prepaid expenses	423	426
	2,529	2,273
Capital assets	15,024	15,608
	$17,553	$17,881

LIABILITIES AND PROVINCE'S EQUITY
Accounts payable and accrued liabilities	$1,824	$1,969
Deferred capital grant	6,749	5,734
	8,573	7,703
Province of Saskatchewan's Equity
Retained earnings	8,980	10,178
	$17,553	$17,881

STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
(thousands of dollars)

	2003	2002
REVENUE
Transportation	$6,024	$5,812
Other	307	268
	6,331	6,080

EXPENSES
Operating	6,833	6,566
Administration	1,356	1,214
Amortization	866	753
	9,055	8,533
Loss before the following	(2,724)	(2,453)
Grants from CIC - operating	800	900
Grants from CIC - capital	422	320
NET LOSS	$(1,502)	$(1,233)

Saskatchewan Government
Growth Fund

Saskatchewan Government Growth
Fund Management Corporation
(SGGF) has participated in the federal
government's Immigrant Investor
Program since 1989. SGGF
acquires lower cost capital for
investment in Saskatchewan on
commercial terms. This provides
small and medium-sized businesses with
capital to grow and prosper,
facilitating long-term economic
growth and development for the province. Investment funds are raised through eight subsidiary Fund Companies (Fund
Companies) - (SGGF Ltd., SGGF II,
SGGF III, SGGF IV, SGGF V,
SGGF VI, SGGF VII, and SGGF VIII).

Results include those of SGGF's
wholly-owned subsidiary, SGGF Ltd.
All investors in SGGF Ltd. were repaid
in 1999. Results do not include
the other fund companies, since
SGGF does not share in the risk or
rewards of ownership.	OPERATING RESULTS

SGGF recorded a marginal loss for the first six months of 2003 ($4 thousand) compared to earnings of $245 thousand for the same period in 2003. This primarily reflects a provision for investment losses of $131 thousand (2002 - nil), and that first half 2002 results included a recovery of investment losses of $159 thousand.

Revenues for the first six months of 2003 were $1,555 thousand (2002 - $1,523 thousand), primarily comprised of management fees from SGGF Fund Companies and interest income.

Operating expenses were $1,428 thousand to June 30, 2003 (2002 - $1,437 thousand), primarily comprised of costs incurred for the management and administration of the Fund Companies. Provision for investment losses of $131 thousand (2002 – nil) were recognized in the first half of 2003.

Total assets at June 30, 2003, were $3,176 thousand (June 30, 2002 -$4,535 thousand), including $1,200 thousand of investments in numerous small and medium-sized businesses involved in various industries including forestry, biotechnology and resource extraction. The $1,359 thousand decline in total assets primarily reflects a GRF dividend payment of $800 thousand and a reduction in loans receivable of $800 thousand related to the wind-down of the SGGF Ltd. loan portfolio. Total liabilities at June 30, 2003 were primarily accounts payable related to investment advisor fees.

OUTLOOK

The Fund Companies created under the program are at different stages of maturity. SGGF Ltd. has repaid its subscribers and is in the process of liquidating its remaining portfolio. Funds II, III, and IV are liquidating in order to maximize the cash available to repay the immigrant investors as the notes come due. Fund V is fully invested and under active investment management. Funds VI, VII, and VIII still have money available for investment and have subscription amounts outstanding from potential investors waiting for federal approval of their visa applications. The ability to collect funds is influenced by the speed at which the federal government processes the immigrant investor applications for citizenship. Delays in processing of applications have reduced the amount of active capital available for investment and extended the period for which the fund companies must remain open to actively manage and liquidate the investments.

The federal Immigrant Investor Program under which SGGF operates ended on March 31, 1999. While SGGF is not participating in the new program being offered, the funds raised and subscriptions received to March 31, 1999, will require management for at least the next six years.

Saskatchewan Government
Growth Fund

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002
ASSETS
Cash and short-term investments	$642	$1,002
Funds in trust, net of provision	1,200	--
Accounts receivable and accrued income	138	53
Loan receivable	1,035	1,835
Investments (net)	150	1,632
Capital assets (net)	3	5
Equity in funds	8	8
	$3,176	$4,535
LIABILITIES AND PROVINCE'S EQUITY
Accounts payable and accrued liabilities	$123	$184
Cash surplus/profit sharing	100	--
Commissions payable	58	--
	281	184
Province of Saskatchewan's Equity
Equity advances	1	1
Retained earnings	2,894	4,350
	$3,176	$4,535

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
(thousands of dollars)

	2003	2002
REVENUE
Management fees	$1,474	$1,399
Investment income	16	20
Interest and other income	65	104
	1,555	1,523

EXPENSES
Investment manager fees	1,147	1,230
Administration	28	65
Legal and professional fees	211	64
Directors fees and expenses	42	78
	1,428	1,437
Net Income Before Investment Losses	127	86
Provision for losses	(131)	--
Recovery of investment losses	--	159

NET (LOSS) INCOME	$(4)	$245

SGI
Saskatchewan Auto Fund

The Saskatchewan Auto
Fund (the Auto Fund) is a
compulsory provincial vehicle insurance
program administered by SGI. The
Auto Fund provides vehicle registrations,
driver's licenses and related services
for more than 840,000 vehicles and
665,000 drivers in Saskatchewan. The
Auto Fund is intended to operate on
a break-even basis over time.

Although the Auto Fund is not a CIC subsidiary Crown corporation, its results are included in this report because it is administered by SGI. The results of the
Auto Fund are not included in CIC's or
SGI's consolidated financial statements.	OPERATING RESULTS

The Auto Fund’s net loss in the first half of 2003 was $3.5 million, compared to a $6.7 million surplus during the same period in 2002. The loss in the first six months of the year resulted in a $0.7 million deficit in the Rate Stabilization Reserve at June 30, 2003 (June 30, 2002 — $8.6 million surplus).

Premiums written in 2003 to the end of June totalled $256.4 million, $9.1 million more than for the same period last year. This was the result of a newer vehicle population that costs more to insure, combined with an increase in the number of insured vehicles.

Claims and expenses were $270.8 million in the first six months of 2003, compared to $247.6 million for the first six months in 2002, a $23.3 million increase. The growth was largely from increased costs for damage claims ($17.4 million). Personal injury claims were also slightly higher.

Investment earnings were $19.5 million in the first half of 2003, compared to $17.7 million for the first half of 2002. The increase was due to higher gains on the sale of investments.

OUTLOOK

The Auto Fund’s mandate is to provide quality insurance products and services at among the lowest rates in Canada while operating on a break-even basis over time. With a Rate Stabilization Reserve deficit of less than $1 million at mid year, it is meeting this goal.

The Auto Fund has not implemented a general rate increase in the last two years. In addition, the introduction of Safe Driver Recognition on July 1, 2002 effectively reduced auto insurance premiums by slightly more than four per cent. This is in sharp contrast to rate increases, often reaching double digits, in most other Canadian provinces.

SGI will continue to carefully monitor the Auto Fund’s financial position. Summer storms and winter driving conditions can have a significant impact on the Auto Fund’s financial results.

SGI
Saskatchewan Auto Fund

STATEMENT OF FINANCIAL POSITION (unaudited)
as at June 30
(thousands of dollars)

	2003	2002
ASSETS
Cash and treasury bills	$111,064	$91,964
Accounts receivable	144,704	121,787
Deferred policy acquisition costs	16,238	14,435
Prepaid expenses and inventories	4,896	4,288
Investments	679,065	656,253
Net investment in capital lease	5,416	5,818
Capital assets	40,954	43,073
	$1,002,337	$937,618
LIABILITIES
Accounts payable and accrued charges	$46,665	$47,936
Premium taxes payable	12,913	12,456
Provision for unpaid claims	703,049	646,206
Unearned premiums	240,361	222,383
	1,002,988	928,981
Rate Stabilization (Deficit) Reserve	(651)	8,637
	$1,002,337	$937,618

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
for the six months ended June 30
(thousands of dollars)

	2003	2002
Premiums written	$256,377	$247,245
Premiums earned	$238,744	$227,862
Claims incurred	232,513	210,175
Issuer fees	8,326	7,193
Premium taxes	11,986	11,438
Administrative expenses	13,885	14,641
Traffic safety programs	4,122	4,103
	270,832	247,550
Underwriting loss	(32,088)	(19,688)
Investment earnings	19,507	17,704
Other income	9,106	8,652
Net (decrease) increase to Rate Stabilization Reserve	(3,475)	6,668
Rate Stabilization Reserve, beginning of period	2,824	1,969
Rate Stabilization (Deficit) Reserve, end of period	$(651)	$8,637

CORPORATE DIRECTORY

Crown Investments Corporation of Saskatchewan
400 – 2400 College Avenue
Regina, Saskatchewan S4P 1C8
Inquiry: (306) 787-6851
President: Frank Hart

Web Site: www.cicorp.sk.ca

SUBSIDIARIES
CIC Industrial Interests Inc.
400 - 2400 College Avenue
Regina, Saskatchewan S4P 1C8
Inquiry: (306) 787-6851
President: Frank Hart

Information Services Corporation of
Saskatchewan
300 - 10 Research Drive
Regina, Saskatchewan S4P 3V7
Inquiry: (306) 787-1437
President: Mark MacLeod
Web site: www.isc-online.ca

Saskatchewan Government Growth Fund
Management Corporation
400 - 2400 College Avenue
Regina, Saskatchewan S4P 1C8
Inquiry: (306) 787-6851
President: Kathy Buitenhuis
Web site: www.sggfmc.com

Saskatchewan Government Insurance
2260 - 11th Avenue
Regina, Saskatchewan S4P 0J9
Inquiry: (306) 751-1200
President: Larry Fogg
Web site: www.sgi.sk.ca

Saskatchewan Opportunities Corporation
140 - 10 Research Drive
Regina, Saskatchewan S4S 7J7
Inquiry: (306) 798-7275
President: Doug Tastad
Web site: www.soco.sk.ca	Saskatchewan Telecommunications
2121 Saskatchewan Drive
Regina, Saskatchewan S4P 3Y2
Inquiry: (306) 777-3737
President: Donald R. Ching
Web Site: www.sasktel.com

Saskatchewan Transportation Company
2041 Hamilton Street
Regina, Saskatchewan S4P 2E2
Inquiry: (306) 787-3347
President: Jim Hadfield
Web Site: www.stcbus.com

Saskatchewan Water Corporation
111 Fairford Street East
Moose Jaw, Saskatchewan S6H 7X9
Inquiry: (306) 694-3098
President: Stuart Kramer
Web site: www.saskwater.com

SaskEnergy Incorporated
1777 Victoria Avenue
Regina, Saskatchewan S4P 4K5
Inquiry: (306) 777-9225
President: Ronald S. Clark
Web site: www.saskenergy.com

Saskatchewan Power Corporation
2025 Victoria Avenue
Regina, Saskatchewan S4P 0S1
Inquiry: (306) 566-2121
President: John Wright
Web site: www.saskpower.com